VIA IDEA AND

OVERNIGHT COURIER

June 9, 2009

Re:	MasterCard Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 1, 2009
File No. 001-32877

Ms. Joyce Sweeney

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Sweeney:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following response to your letter dated May 27, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 19, 2009 and Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed on May 1, 2009.

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	June 9, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 12. Share Based Payment and Other Benefits, page 15

1.	We note that you issued performance units in March 2009. Please tell us more about the quantitative and qualitative goals associated with these units and explain how these performance conditions impacted your accounting for the units. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

MasterCard advises the Staff that whether or not the performance stock units awarded in March 2009 will vest will be determined based upon MasterCard performance against a predetermined return on equity goal, with an average of return on equity over the three-year period commencing January 1, 2009 yielding threshold, target or maximum performance. In the event that the performance stock units do vest on or about February 29, 2012, the ultimate number of shares to be issued on the vesting date will be based upon performance over the three-year period against the average of return on equity goal, with a potential adjustment determined at the discretion of the MasterCard Human Resources and Compensation Committee using subjective quantitative and qualitative goals expected to be established at the beginning of each year in the performance period from 2009-2011. These goals are expected to include MasterCard performance against internal management metrics and external relative metrics.

In accordance with SFAS 123(R), “Share Based Payment”, these performance units have been classified as equity awards. The performance units will be settled by delivering stock to the employees and contain service and performance conditions. Given that the performance terms are subjective and not fixed on the date of grant, the performance units will be remeasured at the end of each reporting period, at fair value, until the time the performance conditions are fixed and the ultimate number of shares to be issued is determined based on a mutual understanding between MasterCard and the participants of all key terms and conditions of the performance units. MasterCard uses the straight-line method of attribution over the requisite service period for recording compensation expense. Compensation expense is calculated using the number of performance stock units expected to vest; multiplied by the period ending price of a share of MasterCard’s Class A common stock; less previously recorded compensation expense.

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Securities and Exchange Commission	-3-	June 9, 2009

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Craig Wilson
Christine Davis
Mark Shuman
Michael Johnson

MasterCard Incorporated
Martina Hund-Mejean
Melissa Ballenger
Noah J. Hanft
Bart S. Goldstein